Exhibit (a)(6)
FORM OF REMINDER E-MAIL TO ELIGIBLE EMPLOYEES
As discussed in the documents included with the e-mail dated August 14, 2008, Lear Corporation (“Lear”) has offered you the opportunity to participate in the offer to exchange certain eligible restricted stock units (“RSUs”) pursuant to the terms and conditions set forth in the Offer to Exchange Eligible Restricted Stock Unit Awards, dated August 14, 2008, and related documents (the “Offer”). Under the Lear Corporation Management Stock Purchase Plan (“MSPP”), you elected to defer a portion of your salary and/or bonus to purchase RSUs that pay out in shares of Lear common stock upon vesting. The RSUs were purchased at a discount, but due to the decline in Lear’s stock price, the value of your RSUs is less than your original deferral. The Offer provides you with flexibility regarding one-half of your RSUs granted under the MSPP.
If you decide to participate in the Offer, you must make an election to reallocate up to 50% of your RSUs under the MSPP to a notional cash account and/or stock appreciation right by delivering to Lear the personalized acceptance letter sent to you via email. If you do not participate, your existing RSUs under the MSPP will not be affected. If you do not wish to participate in the Offer, you do not need to take any action.
Note that you must act by September 11, 2008 to accept the Offer to reallocate your RSUs. All of the details of Lear’s Offer are included in the e-mail dated August 14, 2008.
Lear makes no recommendation as to whether you should participate in the Offer. If you have any questions concerning the Offer, you may contact Thom Polera at (248) 447-1832 or tpolera@lear.com or Tracie Kelp at (248) 447-1834 or tkelp@lear.com during the hours of 8:00 a.m. to 5:00 p.m., Eastern Time.